Exhibit 99.2

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Orla Mining Ltd. (“Orla”)

Suite 2020, 666 Burrard Street

Vancouver, British Columbia V6C 2X8

Item 2	Date of Material Change

May 12, 2026

Item 3	News Release

A joint news release with respect to the material change referred to in this report was disseminated by Orla and Equinox Gold Corp. (“Equinox”) on May 13, 2026 through various approved public media and subsequently filed under the respective profiles of Orla and Equinox on SEDAR+ at www.sedarplus.ca.

Item 4	Summary of Material Change

On May 13, 2026, Orla and Equinox announced that they entered into a definitive arrangement agreement dated May 12, 2026 (the “Agreement”), pursuant to which, among other things, Equinox will acquire all of the issued and outstanding common shares of Orla (each, a “Orla Share”) by way of a court approved plan of arrangement under the Canada Business Corporations Act (the “Transaction”) for consideration of 1.00 (the “Exchange Ratio”) common share of Equinox (“Equinox Share”) and a nominal cash payment of US$0.0001 for each Orla Share held by Orla shareholders immediately prior to the effective time of the Transaction (the “Effective Time”).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On May 13, 2026, Orla and Equinox announced that they entered into the Agreement, pursuant to which, among other things, Equinox will acquire all of the issued and outstanding Orla Shares pursuant to the Transaction. The combined company (“New Equinox Gold”) will continue under the name “Equinox Gold Corp.”

Under the terms of the Agreement, Orla shareholders will receive 1.00 Equinox Share and a nominal cash payment of US$0.0001 for each Orla Share held immediately prior to the Effective Time. Orla’s outstanding convertible securities will be treated in accordance with the terms of the Agreement. Upon completion of the Transaction, existing Equinox shareholders and former Orla shareholders will own approximately 67% and 33% of the outstanding common shares of New Equinox Gold, respectively, on a fully diluted in-the-money basis. The implied market capitalization of New Equinox Gold is estimated at US$18.5 billion.

Upon closing of the Transaction, New Equinox Gold will be led by executives and directors from both Orla and Equinox, with Equinox’s current Chief Executive Officer, Darren Hall, remaining as Chief Executive Officer and Orla’s current President and Chief Executive Officer, Jason Simpson, joining New Equinox Gold’s leadership team as President.

The Board of Directors of New Equinox Gold will consist of eleven directors, with Chuck Jeannes as Chair, along with six directors from Equinox and an additional four directors from Orla.

Transaction Details

The Transaction will be effected pursuant to a court approved plan of arrangement under the Canada Business Corporations Act. The Transaction will require approval by 66 2/3 percent of the votes cast by the shareholders of Orla at a special meeting of Orla shareholders expected to be held in July 2026.

The issuance of the Equinox Shares pursuant to the Transaction is also subject to approval by the shareholders of Equinox by a simple majority of the votes cast at a special meeting of Equinox shareholders, also expected to be held in July 2026.

Officers and directors of Orla, Pierre Lassonde, and certain affiliates of Fairfax Financial Holdings Limited, who collectively hold approximately 20% of the outstanding Orla Shares, have entered into voting support agreements pursuant to which they have agreed, among other things, to vote their Orla Shares in favour of the Transaction, including any Orla Shares acquired prior to the record date on exercise of convertible securities or in the market. If Pierre Lassonde and certain affiliates of Fairfax Financial Holdings Limited exercise their convertible notes, they will hold approximately 9.3% and 15.6%, respectively, on a partially diluted basis, and those shares, if issued on or before the record date, would be required to be voted at the Orla shareholder meeting in favour of the Transaction. Officers and directors of Equinox, who hold approximately 4% of the outstanding Equinox Shares, have entered into voting support agreements pursuant to which they have agreed, among other things, to vote their Equinox Shares in favour of the Transaction, including any Equinox Shares acquired prior to the record date on exercise of convertible securities or in the market.

In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals, including both Canadian and Mexican competition authorization, approval of the listing of the Equinox Shares to be issued under the Transaction on the Toronto Stock Exchange and NYSE American Exchange, and the satisfaction of certain other closing conditions customary for a transaction of this nature. Subject to the satisfaction of such conditions, the Transaction is expected to close in Q3 2026. The Agreement includes customary deal protections, including non-solicitation covenants, the right to match any superior proposals, and reciprocal fiduciary-out provisions. Additionally, break fees in the amount of US$475 million and US$250 million are payable by Equinox and Orla, respectively, in certain circumstances. In addition, reciprocal expense reimbursement fees are also payable, in certain circumstances.

Orla and Equinox Board of Directors’ and Special Committee Recommendations

The board of directors of Equinox and Orla, respectively, after receiving outside legal and financial advice, have each unanimously approved the Transaction and recommend that the Equinox shareholders and Orla shareholders, respectively, vote in favour of the Transaction. Orla’s board of directors appointed a special committee comprised solely of independent directors of Orla (the “Orla Special Committee”) to consider and make a recommendation to the Orla board of directors in respect to the Transaction. The Orla Special Committee, after receiving outside legal and financial advice, unanimously recommended that Orla’s board of directors approve the Transaction.

BMO Capital Markets and CIBC World Markets Inc. have each provided a fairness opinion to the board of directors of Equinox stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Equinox.

Scotiabank and Fort Capital have provided fairness opinions to the Orla Special Committee stating that, as of the date thereof, and based upon and subject to the assumptions, limitations and qualifications stated in each such opinion, the consideration to be received pursuant to the Transaction is fair, from a financial point of view, to the shareholders of Orla.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Jason Simpson

President and Chief Executive Officer

Phone: 604-564-1852

Item 9	Date of Report

May 20, 2026

Cautionary Note Regarding Forward Looking Information

This material change report includes certain statements and information that constitute “forward-looking statements” and “forward-looking information” within the meaning of applicable securities legislation and may include future-oriented financial information (collectively “forward-looking statements”), including statements regarding the intent of Orla and Equinox, or the beliefs or current expectations of the officers and directors of Orla and Equinox for New Equinox Gold post closing of the Transaction. When used in this material change report, words such as “will”, “expect”, “potential”, “path”, “objective”, “becoming”, “subject to”, “expected”, “to be”, ”look forward”, “intends”, “plans”, “enter”, “create”, “enhance”, “improve”, and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “occur” or “be achieved” or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the consummation and timing of the Transaction and the shareholder meetings related thereto; the satisfaction of the conditions precedent to the Transaction; the strengths, characteristics, value, portfolio and potential of New Equinox Gold post Transaction; the strategic vision for New Equinox Gold and expectations regarding production capabilities and the ability of New Equinox Gold to successfully advance Orla’s and Equinox’s projects post-closing; the accuracy of the pro forma financial position and outlook of New Equinox Gold post-transaction; production guidance; returns to shareholders; ongoing support of shareholders of Orla and Equinox; potential re-rating of New Equinox Gold post-closing; New Equinox Gold’s ability to achieve the production, cost and development expectations outlined in the technical reports related to the Valentine, Castle Mountain, Los Filos, Musselwhite, Camino Rojo and South Railroad expansions; the results of the feasibility studies at Valentine, Castle Mountain, and Los Filos; and discussion of future plans, projections, objectives, estimates and forecasts and the timing related thereto.

The forward-looking statements contained herein include certain material assumptions and estimates regarding the forward-looking statements that, if untrue, could cause actual results, performances or achievements of Orla and Equinox to be materially different, including without limitation, assumptions regarding future gold prices, future prices of inputs to Orla’s and Equinox’s operations, future exchange rates, Orla’s and Equinox’s ability to carry on exploration, development, and mining activities as currently contemplated; the success of New Equinox Gold’s management team; the realization of synergies and premiums; the satisfaction of all conditions to the completion of the Transaction; and that there will be no material adverse changes or disruptions affecting Orla and Equinox or their respective properties. While Orla and Equinox consider these assumptions to be reasonable based on information currently available, they may prove to be incorrect.

Although Orla and Equinox believe that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements since Orla and Equinox can give no assurance that such expectations will prove to be correct. Orla and Equinox caution that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements contained in this material change report. Such factors include, without limitation: risks related to fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; sanctions and/or tariffs against countries where New Equinox Gold has assets; the potential for labour-related disruptions and unplanned delays or interruptions in scheduled construction, development and production, including by blockade; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); the closing of the Transaction including obtaining Canadian and Mexican competition authorization; proposed changes in management and the board of directors; inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; New Equinox Gold’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; capital, decommissioning and reclamation estimates; the potential for legal restrictions relating to mining including; expropriation; increased competition in the mining industry; and the ability of New Equinox Gold to work productively with its Indigenous and community partners. Additional factors are identified in Orla’s Management’s Discussion & Analysis (“MD&A”) dated March 19, 2026 and in its most recently filed Annual Information Form, both for the year ended December 31, 2025, and in Orla’s MD&A dated May 8, 2026 for the three months ended March 31, 2026, all of which are available on Orla’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar; and in Equinox’s most recently filed Annual Information Form, both for the year ended December 31, 2025, and in its MD&A dated May 6, 2026 for the three months ended March 31, 2026, all of which are available on Equinox’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this material change report.

Forward-looking statements are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Orla and Equinox assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If either Orla or Equinox updates any one or more forward-looking statements, no inference should be drawn that the company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this material change report are expressly qualified in their entirety by this cautionary statement.